                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                         Agribrands International, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    00849R105
         --------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                         Third Point Management Company
                           277 Park Avenue, 27th Floor
                            New York, New York 10172
                                 (212) 350-5170
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 17, 2001
         --------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------        -------------------------
CUSIP No.   00849R105                                Page 2 of 9 Pages
---------------------------------------------        -------------------------


----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [x]
                                                                      (b) [ ]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------- --------- -----------------------------------------------------
                   7      SOLE VOTING POWER

                          0
                --------- -----------------------------------------------------
                   8      SHARED VOTING POWER
 NUMBER OF
   SHARES                 484,000
BENEFICIALLY    --------- -----------------------------------------------------
  OWNED BY         9      SOLE DISPOSITIVE POWER
    EACH
  REPORTING               0
PERSONS WITH    --------- -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          484,000
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            484,000
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------        -------------------------
CUSIP No.   00849R105                                Page 3 of 9 Pages
---------------------------------------------        -------------------------


----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Management Company L.L.C.       I.D.#13-3922602
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [x]
                                                                      (b) [ ]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------- --------- -----------------------------------------------------
                   7      SOLE VOTING POWER

                          0
                --------- -----------------------------------------------------
                   8      SHARED VOTING POWER

   SHARES                 484,000
BENEFICIALLY    --------- -----------------------------------------------------
  OWNED BY         9      SOLE DISPOSITIVE POWER
    EACH
  REPORTING               0
PERSONS WITH    --------- -----------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          484,000
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            484,000
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D filed with respect to Agribrands International, Inc., a Missouri corporation (the "Company") by the parties hereto on September 15, 2000 (the "Original Schedule 13D" and, as amended, the "Amended Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Original
Schedule 13D. This Amendment No. 1 is being filed to report that the holdings of the Reporting Persons have fallen below 5% of the outstanding shares of Common Stock and to disclose the correspondence from Mr. Loeb to the Chief Executive Officer of the Company, attached hereto as Exhibit 3 to the Amended Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Original Schedule 13D is hereby amended by the deletion of the text thereof and the replacement of such text with the following:

          The Funds expended an aggregate of approximately $14,867,117.14 of their own investment capital to purchase the 484,000 shares of Common Stock held by them (the "Shares"). The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. (the "Primary Broker") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

          Item 4 of the Original Schedule 13D is hereby amended by the addition of the following:

          As further detailed in a letter, dated April 17, 2001, from Mr. Loeb as managing member of the Management Company, to the Chief Executive Officer of the Company, a copy of which is attached hereto as Exhibit 3, the Reporting Persons are supportive of the sale of the Company to Cargill, Incorporated.

          Except as set forth above, in the Original Schedule 13D and in Exhibit 3, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.

          Schedule A of the Original Schedule 13D is hereby replaced with Schedule A attached hereto.

          Item 5 of the Original Schedule 13D is hereby amended by the deletion of the text thereof and the replacement of such text with the following:

          (a) As of the date of this Schedule 13D, the Management Company beneficially owns 484,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. As of April 4, 2001, the Shares represented 4.9% of the total 9,813,851 shares of Common Stock outstanding as reported in the Company's Form 10Q for the quarterly period ended February 28, 2001. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

          (b) The Management Company and Mr. Loeb share voting and dispositive power over the 484,000 shares of Common Stock held directly by the Funds.

          (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the sixty days preceding the date of this Statement.

          All of the transactions set forth on Schedule A were effected in open market purchases on the New York Stock Exchange through the Primary Broker.

          Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

          (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on April 17, 2001.

Item 7.   Material to be Filed as Exhibits.

          3. Letter from the Management Company to Mr. William P. Stiritz, Chief Executive Officer of the Company, dated April 17, 2001.

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                                   Schedule A

                   (Transactions by the Funds in Common Stock)


                       Shares              Shares                Price
     Date              Purchased            Sold               Per Share
     ----              ---------           ------              ---------

     03/02/01                              12,875              $53.85
     03/02/01           12,875                                 $53.85
     04/17/01                              21,400              $54.1803

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2001           THIRD POINT MANAGEMENT
                                COMPANY L.L.C.


                                By: /s/ Daniel S. Loeb
                                    ------------------------------
                                    Name:  Daniel S. Loeb
                                    Title: Managing Member


Dated: April 24, 2001           /s/ Daniel S. Loeb
                                ----------------------------------
                                Daniel S. Loeb